NEWS RELEASE

Canarc Arranges CA$0.6 Million Private Placement Financing

Vancouver, Canada – November 27, 2012 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that it has arranged a CA$0.6 million non-brokered private placement equity financing with certain shareholders of the Company.  Management, directors and insiders will participate for up to 50% of the offering.

The private placement consists of 5.6 million units priced at CA$0.11 each. Each unit will consist of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional share at Cdn$0.15 during the first two years and Cdn$0.20 thereafter until expiry on the third anniversary of the date of issuance of the warrants.

Should the 10 day average closing share price of Canarc’s shares reach Cdn$0.30 or higher within 36 months of the closing, then the warrants will expire within 30 days of that date.  No commissions will be paid to third parties for the funds raised.

The private placement is subject to Toronto Stock Exchange approval. The shares and units will be subject to a four month plus one day hold period.  The net proceeds of the unit private placement will be used for working capital purposes.

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently seeking to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.  Canarc is also focused on exploring its Windfall Hills and Tay LP gold properties in BC and the Yukon Territory, and on acquiring a strategic new gold mine asset for near-term production.

CANARC RESOURCE CORP.

Per:

/s/ Bradford Cooke

Bradford Cooke

Chairman and CEO

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.